

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Larry D. Richman
President and Chief Executive Officer
PrivateBancorp, Inc.
120 South LaSalle Street
Chicago, Illinois 60603

    Re: **PrivateBancorp, Inc.**
           Form 10-K for the fiscal year ended December 31, 2009
           Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010
           Filed March 1, 2010, May 10, 2010 and August 9, 2010
           File No. 001-34066

Dear Mr. Richman:

      We have completed our review of your filings and do not have any further comments at this time.

                                      Sincerely,

                                      William Friar
                                      Senior Financial Analyst